

November 17, 2023

Ram Aiyar
Chief Executive Officer
Korro Bio, Inc.
One Kendall Square, Building 600-700, Suite 6-401
Cambridge, MA 02139

> **Re: Korro Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 6, 2023**
> **File No. 333-275353**

Dear Ram Aiyar:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that on November 3, 2023, Korro Bio, Inc completed its merger with Frequency Therapeutics Inc. Based on your public filings, we note that the business of the combined company is the business of Korro Bio and that you do expect to conduct any further development of Frequency Therapeutics' legacy programs. We further note that Frequency Therapeutics' executives resigned in connection with the closing and that you granted Frequency Therapeutics' stockholders of record with a non-transferrable contingent value right relating to the disposition or monetization of Frequency Therapeutics' MS Program. Given these circumstances, please tell us your basis for registering this transaction on Form S-3. See *Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies*, Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in *Special Purpose Acquisition Companies, Shell Companies, and Projections*, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Hughes, Esq.